EXHIBIT 23.2




                  Consent of Independent Public Accounting Firm



The Members
Coastal Credit, LLC:

We consent to the use of our report dated March 11, 2005, with respect to the consolidated balance sheets of Coastal Credit, LLC as of December 31, 2004 and 2003, and the related consolidated statements of operations, members' equity and cash flows for each of the years in the three-year period ended December 31, 2004, included herein, and to the references to our firm under the headings "Experts" and "Meeting Proposal 1: The Share Exchange - Preservation of Net Operating Loss Carryforwards" in the prospectus.

Our report dated March 11, 2005, refers to a restatement of the consolidated financial statements for the years ended December 31, 2003 and 2002.


                                        /s/ KPMG LLP


Norfolk, Virginia
June 24, 2005